Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Roche

03037869

RECD S.E.C.
NOV 2 8 2003
1086

Investor Update

November 26, 2003

Roche Income Statement - New Format

In October 2003, Roche announced that it would introduce a single income statement to replace the separate 'reported' and 'adjusted' results with the year-end results 2003. The new income statement will distinguish between continuing and discontinuing businesses, and will segregate the operating performance in a 'recurring' and an 'exceptional items' part. For your convenience, we provide as an appendix the full-year 2002 and half-year 2003 results in this new format.

The Roche financial statements are fully compliant with International Financial Reporting Standards (IFRS) and offer a great amount of transparency. The aim of the new income statement format is to

- further improve the presentation of its IFRS results,
- offer better comparability of current and future results,
- improve comparability with other healthcare companies,
- allow for a better assessment of the sustainable operating earnings capacity.

SUPPL

Exceptional items will include large one-off items only. Currently these include:

- Charges and income from major legal cases,
- Gains and losses from changes in Group organisation, including related impairment charges
- Goodwill amortisation, as this also allows a clearer comparability of Roche's results when compared to its healthcare peers. Goodwill will no longer have to be amortised, based on expected changes to IFRS that will be applicable from 2005 at the latest.

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DEC 15 2003
THOMSON FINANCIAL

Furthermore certain items will be reclassified in the new format:

- Cash discounts will be deducted from sales in line with best practice and in order to offer better comparability with our healthcare peers. Currently they are included in 'Marketing and distribution' expenses.
- Disclosure on 'Other operating income and expense' will be expanded by providing separate presentation and additional disclosure of 'Other operating income' and 'Other operating expenses'. 'Other operating expenses' in 2002 will include the Pharmaceuticals division restructuring expenses and impairments of long-term assets, which were previously shown as separate line items in the income statement. This detail will now be included in the expanded 'Other operating expenses' footnote.
- The line 'Income from associated companies' will be moved up in the income statement and presented immediately after 'Operating profit'. This is in line with developing best practice.
- Continuing business sales will include only sales to third parties and not sales to discontinuing operations. Previously, in the adjusted results only, Pharmaceuticals division sales included sales to Vitamins & Fine Chemicals division (V&FC) (211 million CHF in 2002). Sales to V&FC after the sale to DSM on 29 September 2003 will be shown as third party sales.

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This new format will not affect Group/divisional operating profit, net income or EPS compared to the previously reported results. Comparative information, including segment information, will be restated accordingly.

Management discussion and analysis on the operating results will be affected. In future these will be primarily based upon 'operating profit before exceptional items' rather than using the current concept of the adjusted results. Operating profit margins will increase due to the different presentation of goodwill amortisation and cash discounts. As an example, the operating margin before exceptional items for 2002 is 20.0% compared to 18.7% on an adjusted basis.

The impact for the Group, divisions and business segments is shown in the appendix. This change in the presentation of our results does not change our guidance to the market on the underlying business. At the presentation of the year-end 2003 results on February 4, 2004, guidance will be given according to the new format with a transparent bridge to the current existing guidance.

Roche invites you to join a conference call to discuss the new income statement format. The conference call will be held on

Tuesday, December 2, 2003
2 p.m. - 3 p.m. (CET)

The conference call will consist of a short presentation, followed by a Q&A-session (with live access to the speakers). The presentation slides will be available on the Roche Internet. This Investor Update, including a full set of tables (appendix), can be found at:

http://www.roche.com/pages/downloads/investor/pdf/praesentations/ir251103.pdf

The call will be hosted by Ian Bishop, Head of External Reporting and Karl Mahler, Head of Investor Relations. Also participating will be key members of the Roche Corporate Finance Accounting and Reporting Team.

Analysts are invited to dial in to the conference call by using the following dial-in numbers. Please dial in to the conference call 10-15 minutes before the call is scheduled to start.

+41 - 91 - 610 5600 (Europe and ROW)
+44 - 207 - 107 0611 (UK)
+1 - 866 291 4166 (USA toll free)

A replay of the conference call will be available one hour after the conference call, for 48 hours. Access is by dialling the numbers listed below and enter the conference ID 185 followed by the # sign.

+41 - 91 - 612 4330	(Europe and ROW)
+44 - 207 - 866 4300	(UK)
+1 - 412 - 858 1440	(USA)

Alternatively, the conference call may be followed as a live audio webcast through the Internet site http://ir.roche.com. A replay of the webcast will be available on demand at the same address as from Wednesday, December 3, 2003.

Looking forward to your participation and best regards,

Karl Mahler
Head of Investor Relations

Ian Bishop
Head of External Reporting

Roche IR contacts:

Dr. Karl Mahler
Phone: +41 (61) 687 85 03
e-mail: karl.mahler@roche.com

Dr. Mathias Dick
Phone: +41 (61) 688 80 27
e-mail: mathias.dick@roche.com

Dianne Young
Phone: +41 (61) 688 93 56
e-mail: dianne.young@roche.com

Eva-Maria Schäfer
Phone: +41 (61) 688 66 36
e-mail: eva-maria.schaefer@roche.com

North American investors please contact:
Richard Simpson
Tel: +1 (973) 235 36 55
email: richard.simpson@roche.com

With best regards,
Your Roche Investor Relations Team

F. Hoffmann-La Roche Ltd
Investor Relations
Grenzacherstrasse 68 / Postfach
4070 Basel
http://ir.roche.com/
email: investor.relations@roche.com
phone: ++41 61 688 88 80
fax: ++41 61 691 00 14

Media Release

Roche

Basel, 26 November 2003

RECD S.E.C.
NOV 2 8 2003
1086

Additional study with Avastin in metastatic colorectal cancer demonstrates a significant increase in progression-free survival

Avastin plus chemotherapy also shows trend toward improvement in median survival

US FDA review and plans for filing Avastin in the EU are on track

Roche and Genentech (NYSE:DNA) today announced that a Phase II study of Avastin (bevacizumab) plus chemotherapy in patients with metastatic colorectal cancer showed a 67 percent prolongation in progression-free survival, which was highly statistically significant. The study also showed a 29 percent improvement in survival in patients who received Avastin plus chemotherapy compared to those receiving chemotherapy alone, but did not achieve statistical significance.

"We're encouraged that a survival trend was observed and that patients also experienced a statistically significant improvement in progression-free survival, which is very important for patients with metastatic cancer, and consistent with the results of our Phase III trial," said William M Burns, Head of Roche Pharmaceuticals. "We will continue to work closely with the European regulatory authorities with regards to our plans to file for approval of Avastin in the coming months."

Results of the pivotal study of Avastin in advanced colorectal cancer were announced earlier this year and demonstrated that Avastin plus another form of chemotherapy, the IFL regime, (5-FU/Leucovorin/CPT-11) improved median survival by approximately five months, compared to patients treated with IFL regime alone (20.3 months vs. 15.6 months). These data will provide the basis for filing for approval of Avastin in the European Union.

F. Hoffmann-La Roche AG CH-4070 Basel Corporate Communications Tel. 061 - 688 88 88
Fax 061 - 688 27 75
http://www.roche.com

About the study

The Phase II, controlled, multi-centre study enrolled 209 patients. Unlike the pivotal Phase III study, this study enrolled patients who were not optimal candidates to receive first-line CPT-11 chemotherapy. Historically, patients ineligible for CPT-11 have a poorer prognosis and are sicker than patients who are eligible for CPT-11 therapy.

This trial confirms the good safety profile of Avastin that makes it an ideal candidate for combination with fluoropyrimidines – even for advanced colorectal cancer patients unfit to receive more toxic chemotherapeutic regimens.

Roche in Oncology

Within the last five years Roche has become the world's leading provider of anti-cancer treatments, supportive care products and diagnostics. Its oncology business includes an unprecedented three marketed products with survival benefit; Herceptin, MabThera and Xeloda, treating a range of malignancies - breast cancer, non-Hodgkin's lymphoma and colorectal cancer. Other key products include NeoRecormon (anaemia in various cancer settings), Bondronat (hypercalcemia of malignancy), Roferon-A (leukaemia, Kaposi's sarcoma, malignant melanoma, renal cell carcinoma) and Kytril (chemotherapy and radiotherapy-induced nausea and vomiting). A total of 4.5 billion Swiss francs in oncology product sales were recorded for the first nine months of 2003.

Roche's products in development also promise survival benefit with Avastin. In a recent study Avastin increased survival duration by 30% when combined with first-line chemotherapy for patients with advanced colorectal cancer.

Roche is developing new tests which will have a significant impact on disease management for cancer patients in the future. With a broad portfolio of tumour markers for prostate, colorectal, liver, ovarian, breast, stomach, pancreas and lung cancer, as well as a range of molecular oncology tests, we will continue to be the leaders in providing cancer focused treatments and diagnostics. Roche Oncology has four research sites (two in the US, Germany and Japan) and four Headquarter Development sites (two in the US, UK and Switzerland).

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market, the leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 65,000 people in 150 countries. The Group has alliances and R&D agreements with numerous partners, including majority ownership interests in Genentech and Chugai.

This release is available in English only.

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